June 27, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Joel Parker, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Re:	Foundation Medicine, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed March 3, 2017

File No. 001-36086

Dear Mr. Parker:

We are drafting this response following the teleconference on June 7, 2017 between certain members of the management team of Foundation Medicine, Inc. (the “Company”) and the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). The following represents our response to the comment the Staff conveyed to the Company on the teleconference (the “Oral Comment”). For your ease of reference, the Company has included a paraphrase of the Oral Comment below and has provided its response after the Oral Comment.

Form 10-K for the Year Ended December 31, 2016

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenue, page 85

1.	Explain where the costs of Roche Related Party Revenue are disclosed since they are not included in Cost of Revenue

Response:

Costs associated with performing molecular information services for Roche under both the (i) molecular information platform program within the Company’s R&D Collaboration Agreement with Roche, and (ii) the Company’s Ex-U.S. Commercialization Agreement with Roche are currently included within Cost of Roche related-party revenue in our Consolidated Statements of Operations and Comprehensive Loss. All other costs incurred through the performance of our obligations under the R&D Collaboration Agreement with Roche are included as Research and development expenses on the Consolidated Statements of Operations and Comprehensive Loss. These costs are related to the development of new molecular information services to be owned and offered by the Company to its customers.

The following table includes the revised presentation the Company expects to provide prospectively in its Consolidated Statements of Operations and Comprehensive Loss, commencing with the Form 10-Q for the quarter ending June 30, 2017 (the “Second Quarter Form 10-Q”):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Molecular information services	$—	$—	$—	$—
Related-party molecular information services from Roche
Pharma services
Related-party pharma services from Roche

Total revenue	—	—	—	—

Costs and expenses:
Cost of molecular information services
Cost of Related-party molecular information services from Roche
Selling and marketing
General and administrative
Research and development

Total costs and expenses	—	—	—	—

Loss from operations	—	—	—	—
Other income (expense):
Interest income (expense), net
Other income (expense), net

Total other income (expense), net	—	—	—	—

Net loss	$—	$—	$—	$—

Other comprehensive gain/(loss):
Unrealized gain/(loss) on available-for-sale securities
Foreign currency translation adjustment

Total other comprehensive gain/(loss):

Comprehensive loss	$—	$—	$—	$—

Net loss per common share, basic and diluted	$—	$—	$—	$—

Weighted average common shares outstanding, basic and diluted

In addition to the revised presentation on the face of the Consolidated Statements of Operations and Comprehensive Loss, the following disclosure included in Footnote 2, Summary of Significant Accounting Policies, within the Second Quarter Form 10-Q will be updated as follows:

Revenue Recognition

The Company derives revenue from ~~selling products that are enabled by its~~ the provision of molecular information ~~platform~~services provided to its ordering physicians and biopharmaceutical customers, as well as from pharma services provided to its biopharmaceutical customers. Molecular information services include molecular profiling and the delivery of other molecular information derived from the Company’s platform. Pharma services include the development of new platforms and information solutions, including companion diagnostic development. The Company currently receives payments from: commercial third-party payors; certain hospitals and cancer centers with which it has direct-bill relationships; individual patients; and its biopharmaceutical customers.

The Company recognizes revenue in accordance with FASB ASC Topic 605, Revenue Recognition (“ASC 605”). Accordingly, the Company recognizes revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectability is reasonably assured. Criterion (i) is satisfied when the Company has an arrangement or contract in place. Criterion (ii) is satisfied when the Company delivers a report to the ordering physician or the biopharmaceutical customer. Determination of criteria (iii) and (iv) are based on management’s judgments regarding whether the fee is fixed or determinable, and whether the collectability of the fee is reasonably assured.

The Company recognizes revenue on a cash basis when it cannot conclude that criteria (iii) and (iv) have been met. The Company currently recognizes revenue on a cash basis from sales of its ~~products for which the Company receives~~molecular information services to certain clinical customers, including payments received from commercial third-party payors and from patients who make co-payments, pay deductibles or from other amounts that the Company has been unable to collect from third-party payors. The Company uses judgment in its assessment of whether the fee is fixed or determinable and whether collectability is reasonably assured in determining when to recognize revenue in the future as it continues to gain payment experience with third-party payors and patients. Accordingly, the Company expects to recognize revenue on a cash basis for these clinical customers until it has sufficient history to reliably estimate payment patterns. The Company’s ~~products~~molecular information services are delivered electronically, and as such there are no shipping and handling fees incurred by the Company or billed to customers. The Company’s ~~products~~molecular information services are exempt from state sales taxation due to the nature of the ~~products~~services. As a result, the Company does not charge customers state sales tax.

The Company recognizes revenue from the sale of its ~~products to~~molecular information services to clinical customers, including certain hospitals, cancer centers, other institutions and patients, at the time results of the test are reported to physicians, if criteria (i) through (iv) above are met.

Revenue from sales of the Company’s ~~products~~ services to biopharmaceutical customers are based on a negotiated price per test or on the basis of an agreement to provide certain testing volume, data access, or ~~other~~ pharma services over a defined period. The Company recognizes revenue upon delivery of the test results, or over the period ~~the testing volume or other deliverables~~in which pharma services are provided, as appropriate.

The Company performs pharma services for its biopharmaceutical customers utilizing its molecular information platform. Contracts for pharma services are primarily analyzed as multiple-element arrangements given the nature of the service deliverables. For pharma services performed, the Company is compensated in various ways, including (1) through the reimbursement of costs incurred; (2) through non-refundable regulatory and other developmental milestone payments; and (3) through royalty and sales milestone payments. For some multiple-element arrangements, including the R&D Collaboration agreement with Roche, the Company will be reimbursed for either all or a portion of the research and development costs incurred. The Company performs pharma services as part of its normal activities. The Company records these payments as Pharma services revenue in the Consolidated Statements of Operations and Comprehensive Loss, using a proportional performance model over the period which the unit of accounting is delivered or based on the level of effort expended to date over the total expected effort, whichever is considered the most appropriate measure of performance. The research and development costs incurred by the Company under these arrangements are included as Research and development expenses in the Company’s Consolidated Statements of Operations and Comprehensive Loss given these costs are related to the development of new services to be owned and offered by the Company to its customers.

The Company analyzes multiple-element arrangements based on the guidance in FASB ASC Topic 605-25, Revenue Recognition-Multiple-Element Arrangements (“ASC 605-25”). Pursuant to the guidance in ASC 605-25, the Company evaluates multiple-element arrangements to determine (1) the deliverables included in the arrangement and (2) whether the individual deliverables represent separate units of accounting or whether they must be accounted for as a combined unit of accounting. This evaluation involves subjective determinations and requires management to make judgments about the individual deliverables and whether such deliverables are separable from the other aspects of the contractual relationship. Deliverables are considered separate units of accounting if: (i) the delivered items have value to the customer on a standalone basis and (ii) the arrangement includes a general right of return relative to the delivered items and delivery or performance of the undelivered items is considered probable and substantially in the control of the Company. In assessing whether an item has standalone value, the Company considers factors such as the research, development and commercialization capabilities of a third party and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the other party in the arrangement can use the other deliverables for their intended purpose without the receipt of the remaining elements, whether the value of the deliverable is dependent on the undelivered items, and whether there are other vendors that can provide the undelivered elements.

Arrangement consideration that is fixed or determinable is allocated among the separate units of accounting using the relative selling price method. Then, the applicable revenue recognition criteria in ASC 605-25 is applied to each of the separate units of accounting in determining the appropriate period and pattern of recognition. The Company determines the selling price of a unit of accounting following the hierarchy of evidence prescribed by ASC 605-25. Accordingly, the Company determines the estimated selling price for units of accounting within each arrangement using vendor-specific objective evidence (“VSOE”) of selling price, if available, third-party evidence (“TPE”) of selling price if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. The Company typically uses BESP to estimate the selling price, since it generally does not have VSOE or TPE of selling price for its units of accounting under multiple-element arrangements. Determining the BESP for a unit of accounting requires significant judgment. In developing the BESP for a unit of accounting, the Company considers applicable market conditions and estimated costs. The Company validates the BESP for units of accounting by evaluating whether changes in the key assumptions used to determine the BESP will have a significant effect on the allocation of arrangement consideration between multiple units of accounting. The Company recognizes arrangement consideration allocated to each unit of accounting when all of the revenue recognition criteria in ASC 605-25 are satisfied for that particular unit of accounting.

At the inception of an arrangement that includes milestone payments to the Company, the Company evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether: (i) the consideration is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered items as a result of a specific outcome resulting from the Company’s performance to achieve the milestone, (ii) the consideration relates solely to past performance, and (iii) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the respective milestone and the level of effort and investment required to achieve the respective milestone in making this assessment. There is considerable judgment involved in determining whether a milestone satisfies all of the criteria required to conclude that a milestone is substantive. Generally, once a substantive milestone has been achieved, the Company will recognize revenue related to that milestone using a proportional performance model over the period which the unit of accounting is delivered or based on the level of effort expended to date over the total expected effort, whichever is considered the most appropriate measure of performance. Revenue from commercial milestone payments are accounted for as royalties and recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.

The Company also recognizes royalty revenue in the period of sale of the related ~~product~~service(s), based on the underlying contract terms, provided that the reported sales are reliably measurable and the Company has no remaining performance obligations, assuming all other revenue recognition criteria are met. To date, royalty revenue recognized by the Company has been immaterial.

~~For some multiple-element arrangements, the Company will be reimbursed for either all or a portion of the research and development costs incurred. The Company performs research and development services as part of its revenue activities and, therefore, believes such activities are a part of its primary business. Therefore, the Company records these reimbursements as revenue in the statement of operations using a proportional performance model over the period which the unit of accounting is delivered or based on the level of effort expended to date over the total expected effort, whichever is considered the most appropriate measure of performance.~~

Cost of Revenue

Cost of molecular information services generally consists of specific reagents, specific consumable lab supplies, and shared costs that are allocated to the Company’s molecular information services – its FoundationOne, FoundationOne Heme, FoundationACT and FoundationFocus CDxBRCA tests – either on a direct or indirect basis, resulting in an overall cost for each specific test. The shared costs that are allocated to each test include personnel expenses~~, including~~ (comprised of salaries, bonuses, employee benefits and stock-based compensation expenses~~, cost of laboratory supplies,~~), depreciation of laboratory equipment and amortization of leasehold improvements, shipping costs, third-party laboratory costs, ~~provisions for inventory excess and obsolescence, and certain allocated overhead expenses. We expect these costs will increase in absolute dollars as we increase our sales volume, but will decrease as a percentage of revenue over time as our sales increase and we gain operating efficiencies.~~ and certain overhead expenses.

Costs associated with performing tests are recorded as tests are processed. These costs are recorded regardless of whether revenue is recognized with respect to those tests. Because we currently recognize revenue on a cash basis from commercial third-party payors and patients who make co-payments, pay deductibles or pay other amounts that we have been unable to collect from their insurers, the costs of those tests are often recognized in advance of any associated revenues.

Cost of Related-party molecular information services from Roche is generally derived by taking the cost per test described above and applying it to each of the FoundationOne, FoundationOne Heme and FoundationACT tests processed for Roche. Costs of Related-party molecular information services from Roche are associated with performing molecular information services for Roche under both the (i) molecular information platform program within the Company’s R&D Collaboration Agreement with Roche, and (ii) the Company’s Ex-U.S. Commercialization Agreement with Roche. Revenues from tests performed by the Company under the molecular information platform and the Ex-U.S. Commercialization Agreement are recognized in the Related-party molecular information services from Roche caption within the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Research and Development Expenses

~~Our research~~Research and development expenses consist primarily of costs incurred for the development of new and enhanced ~~products and~~ services, immunotherapy testing, companion diagnostic development, significant ~~product~~service improvements, clinical trials to evaluate the clinical utility of our ~~tests~~services, the development of our FoundationCORE knowledgebase, and various technology applications such as FoundationICE, Patient Match, and SmartTrials. Costs to develop our technology capabilities are recorded as research and development unless they meet the criteria to be capitalized as internal-use software costs. Our research and development activities include the following costs:

•	personnel-related expenses such as salaries, bonuses, employee benefits, and stock-based compensation;

•	fees for contractual and consulting services;

•	costs to manage and synthesize our medical data and to expand FoundationCORE;

•	clinical trials;

•	laboratory supplies; and

•	allocated overhead expenses.~~.~~

~~We expect that our overall research and development expenses will continue to increase in absolute dollars as we continue to innovate our molecular information platform, develop additional products, expand our genomic and medical data management resources, and conduct our ongoing and new clinical trials.~~

Costs incurred for the performance of pharma services requested by our biopharmaceutical customers, including non-molecular information services costs incurred under the R&D Collaboration Agreement with Roche, are included as Research and development expenses in the Consolidated Statements of Operations and Comprehensive Loss, given these costs are related to the development of new services to be owned and offered by us to our customers. Revenues from these services are recognized in the Pharma services and Related-party pharma services from Roche captions within our Consolidated Statements of Operations and Comprehensive Loss.

Management Discussion and Analysis

The Company will conform its Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure to the above on a prospective basis starting with the Second Quarter Form 10-Q.

**********

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and subsequent filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and subsequent filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (617) 418-2200 should you have any questions or comments to this response.

Very truly yours,

/s/ Jason Ryan

Jason Ryan Chief Financial Officer
Foundation Medicine, Inc.

cc:	Raj Rajan, Securities and Exchange Commission
Troy Cox, Chief Executive Officer, Foundation Medicine, Inc.
Robert W. Hesslein, Senior Vice President, General Counsel, Foundation Medicine, Inc.
Kingsley L. Taft, Goodwin Procter LLP
Arthur R. McGivern, Goodwin Procter LLP
Daniel Lang, Goodwin Procter LLP
Andrew Sage, KPMG LLP